Exhibit 21.1

List of Subsidiaries of
Stratus Properties Inc.

Name Under Which
Entity	Organized	It Does Business

Stratus Properties Operating Co., L.P.	Delaware	Same
Stratus Block 21 LLC	Delaware	Same
Stratus Block 21 Investments, L.P.	Texas	Same